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January 31, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker and Geoffrey Kruczek

Re:	LOBO EV TECHNOLOGIES LTD Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted January 9, 2023 CIK No. 0001932072

Dear Mr. Ecker and Mr. Kruczek:

On behalf of our client, LOBO EV Technologies Ltd. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 3 to Draft Registration Statement on Form F-1 submitted on January 9, 2023, (the “Registration Statement”) contained in the Staff’s letter dated January 18, 2023 (the “Comment Letter”).

The Company has submitted via EDGAR Amendment No. 4 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 3 to Draft Registration Statement on Form F-1

Capitalization, page 58

1.	Your response to prior comment 6 indicates that the relevant changes were made. However, we note that the capitalization section still presents your data as of December 31, 2021. As originally requested, please revise to update your capitalization table to include the most recent balance sheet data presented in your filing. The dilution section should be similarly revised.

Response: The Company has amended page 58 of the Amendment in response to the Staff’s comment.

Compensation of Directors and Executive Officers, page 120

2.	Please update your Compensation of Directors and Executive Officers for the year ended December 31, 2022

Response: The Company has amended pages 120-121 of the Amendment in response to the Staff’s comment.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Related Party Transactions, page 123

3.	We note that this section includes “a list of related parties with which the Company has transactions during the years ended December 31, 2021 and 2020.” Please revise to include information since the beginning of the company’s preceding three financial years up to the date of the document. Refer to Item 7.B of Form 20-F.

Response: The Company has amended page 123 of the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Huajian Xu